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APPROXIMATE LOCATION

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Drawing Board Brewing Company

Brewery

Florence, MA 01062
Coming Soon
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Drawing Board Brewing Company is seeking investment to open our brick and mortar location for our brewery.
First Location
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $10,000 invested.
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INVESTOR PERKS

Drawing Board Brewing Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

2 Beer Glasses Invest $750 or more to qualify. 20 of 20 remaining

Get 2 beer glasses as our thank you for your investment of $750 and above.

Hoodie Invest $1,500 or more to qualify. 15 of 15 remaining

Get your very own Drawing Board Brewing Company Hoodie with you're investment of $1,500 and above.

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PRESS
Untapped

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THE TEAM
Corey Lynch
Owner and Operator

I have been brewing as a hobbyist for 10 years. From my very first batch, I knew opening a brewery was in my future. I have a wide range of experience, including Occupational Health and Safety, professional brewing, and developing recipes for customers at a local homebrew store. I have a proven track record of brewing everything from technical beers, including classic German lagers, to the hop forward NEIPAs the market can't seem to get enough of, and everything in between. I have received awards in technical competitions judged by trained tasters, competitions judged by area brewers, and showcases judged by craft beer enthusiasts. A selection of awards appear below...

Homebrew showcase for MARE - 3rd place, Midsommer Gose

South Shore Brewoff - Bronze medal, coffee porter

Connecticut River Craft Beer Festival - Brew Master's Choice, Chai Tea Milk Stout

Connecticut River Craft Beer Festival - Taster's Choice, Pumpkin Spiced Brown

Blues and Brews - Gold medal, Oktoberfest

Blues and Brews - Silver medal, Christmas/winter specialty spiced beer

Boston Homebrew Competition - Silver medal, Christmas/winter specialty spiced beer

National Homebrew Competition - Silver Certificate, Christmas/winter specialty spiced beer

I look forward to putting this skillset to use while launch Drawing Board Brewing Company in the coming months!

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OUR MISSION

At Drawing Board Brewing Company, our mission is to continually strive to produce top quality ales and lagers as well as deliver an inclusive customer experience second to none.

Seek to continuously push the limits of craft beer
Maintain a respect for traditional ingredients and processes
Provide a platform for area artists and artisans to sell work free of commissions
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OUR STORY

Drawing Board Brewing Company is a family owned nano-brewery coming soon to Western Massachusetts. We have been brewing up award winning beers for 10 years, and we decided it was time to make the leap! We have successfully launched phase one of our company, which included a successful crowd-funding campaign that helped us fund the purchase of small equipment, allowed us to continue recipe development, and retain professionals to help with brand development.

2011 - first home brewed beer was a wild success!
2012 - Our first award (Gold Medal Oktoberfest)
2015-2021 - Incredible response whenever we present our beer in competition
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AWARDS

Corey has received many awards through the years including:

Gold medal at BJCP sanctioned events (Gold Medal Oktoberfest)
Silver medal at BJCP sanctioned events
Both brewer's choice and people's choice at beer tasting events
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HOW IT BEGAN

The seeds for Drawing Board Brewing Company began in my parent's basement in June of 2011. Our first brew was a re-creation of Dogfish Head's 60 minute IPA; a beer I know now was pretty lofty for a first time brewer to attempt. Without this knowledge, we proceeded - having no idea what to expect. We had very little knowledge, and even fewer resources. Though our equipment was lacking, the brew day, and fermentation were both as smooth as we could have hoped for. At my college graduation party, we cracked the first bottle; (tssst) that was the sound we had been waiting to hear. The beer poured a beautiful light gold, with a creamy white head, and small tight bubbles going up the center of my Boston Beer Company glass - my favorite "all purpose" beer glass at the time. When I went in for the first sip, I was greeted with a fresh hop aroma I had never experienced before in my still young beer drinking life. While we didn't start calling ourselves Drawing Board until much later (this is our second name in fact!), this is when the company was born. Here we are nearly a decade, later still chasing our dream.

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AUGUST 13, 2019
Incorporated

Drawing Board Brewing Company, LLC officially opened!

SEPTEMBER 20, 2019

Crowd funding campaign initiated

NOVEMBER 4TH, 2019

Crowd funding campaign complete. Drawing Board Brewing Company hit 149% funded with a total of 78 backers. Funds raised from crowd funding went to brand development, purchasing small equipment, and continued recipe development.

MARCH 1, 2021

Target lease signing date

MARCH 15, 2021

Target date for TTB brewers notice

APRIL 9, 2021

Target date for ABCC licensure.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
1 bbl turnkey system $6,995
1 bbl fermenters $7,756
2 bbl fermenter $4,294
Can filler $100
Can seamer $2,400
Glycol system $280
Cooperage $720
Start up inventory/incidentals $5,655
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $240,000 $264,000 $282,480 $296,604 $305,502
Cost of Goods Sold $28,800 $31,680 $33,897 $35,591 $36,658
Gross Profit $211,200 $232,320 $248,583 $261,013 $268,844

EXPENSES

Rent $18,600 $19,065 $19,541 $20,029 $20,529
Utilities $4,800 $4,920 $5,043 $5,169 $5,298
Salaries $21,600 $23,760 $25,423 $26,694 $27,494
Insurance $5,000 $5,125 $5,253 $5,384 $5,518
Repairs & Maintenance $3,600 $3,690 $3,782 $3,876 $3,972
Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102
Operating Profit $156,600 $174,735 $188,491 $198,785 $204,931
This information is provided by Drawing Board Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
Investment Round Status

$30,000

TARGET

$50,000

MAXIMUM

This investment round closes on April 28, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Drawing Board Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 3.4%-5.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No operating history

Drawing Board Brewing Company was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Drawing Board Brewing Company forecasts the following milestones:

Secure lease in Florence, MA by March, 2021.

Hire for the following positions by October, 2021: Assistant brewery/cellar person, Tap room attendant 1, taproom attendant 2

Achieve $244,000 revenue per year by 2022.

Achieve $120,000 profit per year by 2022.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Drawing Board Brewing Company's fundraising. However, Drawing Board Brewing Company may require additional funds from alternate sources at a later date.

Risk Factors
Limited Operating History

Drawing Board Brewing Company is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Drawing Board Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Drawing Board Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Drawing Board Brewing Company's financial performance.

Real Estate Risk

Drawing Board Brewing Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Drawing Board Brewing Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk is minimal, as we are in the final lease negotiations.

Reliance on Management

As a securities holder, you will not be able to participate in Drawing Board Brewing Company's management or vote on and/or influence any managerial decisions regarding Drawing Board Brewing Company. Furthermore, if the founders or other key personnel of Drawing Board Brewing Company were to leave Drawing Board Brewing Company or become unable to work, Drawing Board Brewing Company (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Drawing Board Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Drawing Board Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Drawing Board Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Drawing Board Brewing Company's financial performance or ability to continue to operate. In the event Drawing Board Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Drawing Board Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Drawing Board Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Drawing Board Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Drawing Board Brewing Company, and the revenue of Drawing Board Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.

And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Drawing Board Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Uninsured Losses

Although Drawing Board Brewing Company will carry some insurance, Drawing Board Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Drawing Board Brewing Company could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Drawing Board Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

This information is provided by Drawing Board Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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